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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-14916

Brookfield Office Properties Inc.
(Exact name of registrant as specified in its charter)

Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street
Suite 330, P.O. Box 770
Toronto, Ontario M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐             Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2014
BROOKFIELD OFFICE PROPERTIES INC.
	By:	/s/ MICHELLE L. CAMPBELL Name: Michelle L. Campbell Title: Vice President, Counsel

 EXHIBIT INDEX

Exhibit	Description
99.1	Brookfield Office Properties Inc.'s ("BPO") Notice of Annual & Special Meeting of Shareholders and Accompanying Management Proxy Circular dated as of May 5, 2014
99.2	BPO Letter to Holders of Class AAA Preference Shares, Series G, H, J and K dated as of May 5, 2014
99.3	BPO Proxy Form for Annual & Special Meeting of Shareholders for Holders of Common Shares and Class A, Series A and B Preference Shares dated as of May 5, 2014
99.4	BPO Proxy Form for Annual & Special Meeting of Shareholders for Holders of Class AAA, Series G, H, J and K Preference Shares dated as of May 5, 2014
99.5	BPO Letter of Transmittal for Holders of Common Shares dated as of May 5, 2014
99.6	BPO Letter of Transmittal for Holders of Class AAA Preference Shares, Series G, H, J and K dated as of May 5, 2014
99.7	BPO Letter of Transmittal for Holders of Class A Preference Shares, Series A and B dated as of May 5, 2014

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DOCUMENTS FILED AS PART OF THIS FORM 6-K
SIGNATURES
EXHIBIT INDEX